Exhibit 99.1

Fortuna reports death of contractor employee at the Caylloma Mine, Peru

Vancouver, July 6, 2020-- Fortuna Silver Mines Inc. (NYSE: FSM) (TSX: FVI) regrets to inform of the sudden death of a 34-year old contractor’s employee at the Caylloma Mine, located in the province of Arequipa, on Sunday, July 5, 2020. The family and authorities have been promptly informed.

The cause of death has not been determined at this time.  In accordance with the Company’s health protocols approved by the Ministerio de Salud (MINSA), the individual had completed a health check, including COVID-19 rapid diagnostic testing, which was negative for COVID-19. The Company and the contractor are working closely with authorities, who have initiated an investigation into this unfortunate incident.

Fortuna reiterates its priority to safeguard the health and safety of its personnel and its local communities, and as a result, aligned with recent Peruvian government Sanitary Emergency provisions for Arequipa, the Company has decided to voluntarily suspend operations for a period of approximately two weeks at the Caylloma Mine. The Company will use this time to, among other things, sanitize and disinfect the mine site. A reduced task force will remain on site to safeguard critical infrastructure, care and maintenance, and environmental monitoring. The Company is initiating the demobilization of its on-site personnel.

About Fortuna Silver Mines Inc.

Fortuna is a growth oriented, precious metals producer focused on mining opportunities in Latin America. Our primary assets are the Caylloma silver Mine in southern Peru, the San Jose silver-gold Mine in Mexico and the Lindero gold Project, currently under construction, in Argentina. The Company is selectively pursuing acquisition opportunities throughout the Americas and in select other areas. For more information, please visit our website at www.fortunasilver.com.

ON BEHALF OF THE BOARD

Jorge A. Ganoza

President, CEO and Director

Fortuna Silver Mines Inc.

Trading symbols: NYSE: FSM | TSX: FVI

Investor Relations:

Carlos Baca

T (Peru): +51.1.616.6060, ext. 0

Forward-looking Statements

This news release contains forward-looking statements which constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 (collectively, “Forward-looking Statements”). All statements included herein, other than statements of historical fact, are Forward-looking Statements and are subject to a variety of known and unknown risks and uncertainties which could cause actual events or results to differ materially from those reflected in the Forward-looking Statements. The Forward-looking Statements in this news release may include, without limitation, statements about the continued practices for the screening and prevention of COVID-19; the temporary suspension of operations at the Caylloma Mine and the Company's efforts to minimize the impacts of same, discussions with government authorities and other stakeholders, and the timing of the resumption of operations at the Caylloma Mine; the duration and effects of COVID-19 and any other pandemics on the Company’s workforce, business, operations and financial condition, and the risks relating to a global pandemic, which unless contained could cause a slowdown in global economic growth and impact the Company’s business, operations, financial condition and share price;. Often, but not always, these Forward-looking Statements can be identified by the use of words such as “estimated”, “potential”, “open”, “future”, “assumed”, “projected”, “used”, “detailed”, “has been”, “gain”, “planned”, “reflecting”, “will”, “containing”, “remaining”, “to be”, or statements that events, “could” or “should” occur or be achieved and similar expressions, including negative variations.

Forward-looking Statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any results, performance or achievements expressed or implied by the Forward-looking Statements. Such uncertainties and factors include, among others, the worldwide economic and social impact of COVID-19, the duration and extent of COVID-19,changes in general economic conditions and financial markets; the duration of government restrictions on business related to COVID-19; changes in prices for silver and other metals; technological and operational hazards in Fortuna’s mining and mine development activities; risks inherent in mineral exploration; uncertainties inherent in the estimation of mineral reserves, mineral resources, and metal recoveries; changes to current estimates of mineral reserves and resources; changes to production estimates; governmental and other approvals; changes in government, political unrest or instability in countries where Fortuna is active; labor relations issues; as well as those factors discussed under “Risk Factors” in the Company's Annual Information Form. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in Forward-looking Statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended.

Forward-looking Statements contained herein are based on the assumptions, beliefs, expectations and opinions of management, including but not limited to the management of the worldwide economic and social impact of COVID-19, that the duration and extent of COVID-19 is minimized and not long-term; that the temporary suspension of operations at the Caylloma Mine is short-term; the expected trends in mineral prices and currency exchange rates; the accuracy of the Company’s current mineral resource and reserve estimates; that the Company’s activities will be in accordance with the Company’s public statements and stated goals; that there will be no material adverse change affecting the Company or its properties; that all required approvals will be obtained; that there will be no significant disruptions affecting operations and such other assumptions as set out herein. Forward-looking Statements are made as of the date hereof and the Company disclaims any obligation to update any Forward-looking Statements, whether as a result of new information, future events or results or otherwise, except as required by law. There can be no assurance that the Company will be successful in its legal proceedings or that these Forward-looking Statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, investors should not place undue reliance on Forward-looking Statements.

Forward-looking statements relate to future events or future performance and reflect management’s expectations or beliefs regarding future events including, but not limited to, statements with respect to the Company’s operations, including the temporary suspension of operations at the Caylloma Mine and the Company's efforts to minimize the impacts of same, the continued practices for the screening and prevention of COVID-19, discussions with government authorities and other stakeholders, and the timing of the resumption of operations at the Caylloma Mine.